Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Johnson & Johnson
Commission File No. 001-03215

Johnson & Johnson Sales Personnel and Distributor Letters

The following forms of communication were sent to sales personnel and distributors of the Johnson & Johnson family of companies.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

Communication to OUS  Sales

To: OUS Sales Leaders
From:  Business Unit Directors

Our sales team is essential to our continued growth and success and we want to thank you for your support to our customers over the last several weeks and for the enthusiasm we have heard around the franchise regarding the Johnson & Johnson and Synthes announcement. As with any business change of this magnitude many questions arise.  We are committed to keeping you updated and to sharing insight into the strategic rationale for the proposed merger and where it is likely to take us in the future.

This merger, once completed, is expected to create the most innovative and comprehensive orthopaedics business in the world and would allow us to expand the portfolio and service we bring clinicians, hospitals and ultimately patients.  In short, this merger is about growth!  Our focus is and will continue to be on improving patient care and we are very confident that our future combined organization will grow worldwide.

I know that many of you have questions or are getting questions about what all this means for the future of our sales network.  As we start planning for the merger, our primary goal is to maximize our coverage and performance in each geography. Our intent is to strengthen our sales and customer support presence in every market that we compete in while we emerge as a stronger participant in this highly competitive WW Orthopaedic market.  During the integration period, we will undertake a thorough review country by country and region by region to identify opportunities to maximize our coverage and performance for the new organization.

Though many details remain, among our sales teams, we will highly value product knowledge, strong service and support, and capacity for growth.  The new organization will be built on excellent individual performers and strong customer relationships.  We plan to maintain attractive and competitive compensation practices, focused on rewarding performance and growth.

DePuy and Synthes will bring together complementary and broad capabilities, specifically in the area of education.  Synthes’ renowned leadership and expertise in professional education will align with our commitment to this area.  As we begin the integration planning process, our intent is to continue to support the assets we have created while looking for ways to grow our capabilities. Both companies are grounded in the philosophy that education and research are at the core of improving procedural efficiency and ultimately patient care.

Upon completion of this merger, our combined business would be best positioned to serve all stakeholders.  The opportunities for our future are truly exciting!  Our request of you during this integration period is to stay focused on serving your customers and their patients around the world.   The best way for us to insure success tomorrow is to keep our eye on our performance today.  In the meantime, if you have any questions at all, please feel free to contact me.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

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Communication to US Spine Sales

To: Distributor Principals and Field Sales Managers
From:  Lance Bates

Our sales team is essential to our continued growth and success and we want to thank you for your support to our customers over the last several weeks and for the enthusiasm we have heard around the franchise regarding the Johnson & Johnson and Synthes announcement. We are committed to keeping you updated and to sharing insight into the strategic rationale for the proposed merger and where it is likely to take us in the future.

This merger, once completed, is expected to create the most innovative and comprehensive orthopaedics business in the world and would allow us to expand the portfolio and service we bring clinicians, hospitals and ultimately patients.  In short, this merger is about growth!  Our focus is and will continue to be on improving patient care and we are very confident that our future combined organization will grow worldwide.

As we start planning for the merger, our primary goal is to maximize our coverage and performance in each geography. Our intent is to strengthen our sales and customer support presence in every market that we compete in, and to be a stronger participant in this highly competitive space.

I know that many of you have questions or are getting questions about what all this means for the future of our sales network.  During the integration period, we will undertake a thorough review of each geography to identify opportunities to maximize our coverage and performance for the new organization.  We aim to offer challenging and rewarding roles to every Spine sales representative and consultant from both companies in the new organization.

Though many details remain, among our sales teams, we will highly value product knowledge, strong service and support, and capacity for growth.  The new organization will be built on excellent individual performers and strong customer relationships.  As for individual compensation, we plan to maintain attractive and competitive compensation practices, focused on rewarding performance and growth.

Upon completion of this merger, our combined business would be best positioned to serve all stakeholders.  The opportunities for our future are truly exciting!  Our request of you during this integration period is to stay focused on serving your customers and their patients across the United States.   The best way for us to insure success tomorrow is to keep our eye on our performance today.  In the meantime, if you have any questions at all, please feel free to contact me.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This letter contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

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Communication to US Trauma Sales

To: Distributor Principals and Field Sales Managers
From:  Rob Chambers/Gordon Van Ummersen

Our sales team is essential to our continued growth and success and we want to thank you for your support to our customers over the last several weeks and for the enthusiasm we have heard around the franchise regarding the Johnson & Johnson and Synthes announcement. We are committed to keeping you updated and to sharing insight into the strategic rationale for the proposed merger and where it is likely to take us in the future.

This merger, once completed, would create the most innovative and comprehensive orthopaedics business in the world and would allow us to expand the portfolio and service we bring clinicians, hospitals and ultimately patients.  In short, this merger is about growth!  Our focus is and will continue to be on improving patient care and we are very confident that our future combined organization will grow worldwide.

As we start planning for the merger, our primary goal is to maximize our coverage and performance in each geography. Our intent is to strengthen our sales and customer support presence in every market that we compete in, and to be a stronger participant in this highly competitive space.

Going forward, we feel that the Synthes selling model will be the prevailing selling model in the new organization. Clearly, it leads the trauma market across the globe and has been enormously successful.  While we have also had success in many areas of the country, we feel that our best opportunity for long term sustainable growth is to utilize the proven model that Synthes has used to drive their leadership position.

What does that mean for you and your team?  Shortly, we will be able to provide you with details on an appropriate transition plan, recognizing your contribution and investment in the DePuy Trauma business and assisting you in maintaining focus on trauma growth through the close of the transaction.   For your individual, trauma-focused sales representatives and managers, it means that upon completion of the merger a formal process will be established with Synthes to evaluate their potential employment opportunities as the expanded Trauma team forms.

Upon completion of this merger, our combined businesses would be best positioned to serve all stakeholders.  The opportunities for our future business are truly exciting!  Our request of you during this integration period is to stay focused on serving your customers and their patients across the United States.   The best way for us to insure success tomorrow is to keep our eye on our performance today.  In the meantime, if you have any questions at all, please feel free to contact us directly.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This letter contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

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